April 29, 2013

VIA EDGAR

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Attention:	Mr. James Rosenberg
Ms. Kei Ino

Re:	Re: ING U.S., Inc. (the “Company”)

Registration Statement on Form S-1 (File No. 333-184847)

Dear Mr. Rosenberg and Ms. Ino:

Further to your conversation of Friday, April 26 with our counsel, Sullivan & Cromwell LLP, please find enclosed a proposed revision to the Company’s disclosure regarding its preliminary financial results for the three months ended March 31, 2013 (the “First Quarter Disclosure”). We have revised this disclosure in response to the comments you raised with our counsel, and have marked it to show changes from the disclosure included in Amendment No. 5 to the Company’s Registration Statement on Form S-1 (the “Registration Statement”), filed on April 25, 2013. If these revisions adequately respond to your comments, the Company proposes to include them in a pre-effective amendment to the Registration Statement, which it would plan to file later today.

In response to your comments, the Company has made the following revisions to the First Quarter Disclosure:

•	The Company has added to the First Quarter Disclosure interim funds flows for both its Annuities and its Closed Block Variable Annuity segments, consistent with its approach to the full-year disclosure related to these segments contained in the MD&A section of the prospectus. The Company does not include full-year funds flows information in the MD&A with respect to either of the two segments in its Insurance Solutions business (Insurance and Employee Benefits), because funds flows are not generally considered key metrics for those segments. As such, and consistent with its approach in the MD&A, the Company has not included interim funds flows for these segments in the revised First Quarter Disclosure. The Company notes that its Retirement and Investment Management segments account for the substantial majority of its AUM and AUA, and therefore the funds flows for those segments are generally more significant to the Company’s business than the funds flows for other segments, which led the Company initially to limit interim funds flows disclosure to those two segments.

Securities and Exchange Commission	- 2 -

•	The Company has clarified in the First Quarter Disclosure that the AUM and AUA figures provided are for the total Company (and not solely for its ongoing business or particular segments).

•	The Company has included in the First Quarter Disclosure the loss before income taxes of its Closed Block Variable Annuity segment for the three months ended March 31, 2012. A description has also been provided of the material factors underlying the difference between the estimated loss before income taxes of this segment for the three months ended March 31, 2013, and the actual result for the comparable period in 2012.

•	The Company has included in the First Quarter Disclosure the net loss available to ING U.S., Inc.’s common shareholder for the three months ended March 31, 2012. A description has also been provided of the material factors underlying the difference between the estimated net loss available to ING U.S., Inc.’s common shareholder for the three months ended March 31, 2013, and the actual result for the comparable period in 2012.

As our counsel has discussed with you and with Ms. Zukin, the Staff legal examiner, the Company plans to price this offering on Wednesday, May 1, and therefore intends to file an acceleration request this afternoon. Consequently, we would be grateful if you would review the enclosed disclosure today and indicate to us whether the proposed revisions resolve the comments you have raised.

Please do not hesitate to contact Trevor Ogle of Sullivan & Cromwell LLP at 212-558-7938 or me at 212-309-6581 should you have any questions regarding the enclosed disclosure, or if you require any additional information.

Sincerely,

/s/ Bridget Healy

Bridget Healy

Executive Vice President and

Chief Legal Officer

(Enclosure)

cc:	Jeffery Riedler
Rose Zukin
(Securities and Exchange Commission)

Preliminary Results for the Quarter Ended March 31, 2013

We are in the process of preparing our consolidated financial statements for the quarter ended March 31, 2013. The following are preliminary estimates of the financial information listed below as of and for the three months ended March 31, 2013.

•	Operating earnings before income taxes for the ongoing business, which comprises our Retirement Solutions, Investment Management and Insurance Solutions business lines, is expected to be between $270 million and $290 million for the three months ended March 31, 2013, compared to $264 million for the three months ended March 31, 2012, consistent with the trends discussed in this prospectus and reflecting continued execution on our business development and performance goals. The expected increase is primarily the result of improved results in the Retirement and Annuity segments.

•	Annualized operating ROC of the ongoing business is expected to be between 7.8% and 8.1% for the three months ended March 31, 2013. Operating ROC for the ongoing business for the year ended December 31, 2012 was 7.2%. Annualized operating ROC of the ongoing business for the three months ended March 31, 2013 was favorably impacted by a $700 million to $800 million reduction in average capital for the ongoing business compared to 2012 due to recapitalization initiatives, as well as the improved operating performance discussed above. See “Business—Operating Return on Capital Goal”. Operating ROC with respect to interim periods (annualized operating ROC) may not be reflective of full year operating ROC.

•	Net flows for the three months ended March 31, 2013, are expected to be approximately $1.4 billion in our Retirement segment ~~and~~ , ($0.2) billion in our Annuities segment, $3.2 billion in our Investment Management segment~~.~~ and ($0.9) billion in our Closed Block Variable Annuity segment. These flows can be volatile by quarter, so the strong Retirement and Investment Management net flows in the first quarter are not expected to occur every quarter. Total Company AUM and AUA, including market appreciation, increased to approximately $481 billion, composed of approximately $258 billion total AUM and approximately $223 billion total AUA, as of March 31, 2013.

•	Our Closed Block Variable Annuity segment is expected to report a loss before income taxes of between $450 million and $495 million for the three months ended March 31, 2013, which includes $90 million to $120 million in expected losses resulting from changes in nonperformance risk, which we consider a non-economic development~~.~~, compared to a loss of $908 million for the three months ended March 31, 2012, which included a loss of $572 million resulting from changes in nonperformance risk. The Closed Block Variable Annuity hedge program focuses on protecting regulatory and rating agency capital rather than earnings, and will generate losses when equity markets increase. The significant equity market appreciation during the first quarter of 2013, which is economically a positive development over the long term, resulted in hedge program losses. The loss for the three months ended March 31, 2013 is expected to be lower than the loss for the three months ended March 31, 2012 (which also was a period of significant equity market appreciation), primarily due to lower losses from changes in nonperformance risk. For more information about the expected range of impacts on the Closed Block Variable Annuity segment in various equity market scenarios, see “Business—Closed Blocks—Closed Block Variable Annuity—Variable Annuity Hedge Program and Reinsurance”.

Although we have not completed the preparation of our statutory financial statements, we believe the hedge program performed largely in line with our expectations. On a statutory basis, we estimate that Variable Annuity Guarantee Hedge Program and CHO program losses for the three months ended March 31, 2013, were more than offset by the declines in the regulatory reserves in the period due to equity market movements. Our letter of credit requirement is not expected to materially change for the period.

•	The net loss available to ING U.S., Inc.’s common shareholder for the three months ended March 31, 2013, is expected to be approximately $190 million to $230 million~~.~~, compared to a net loss of $505 million for the three months ended March 31, 2012. The primary drivers of our results are the positive contributions of our operating earnings before income taxes for the ongoing business as described above, which were more than offset by losses on the Closed Block Variable Annuity segment, as described above. The net loss available to ING U.S., Inc.’s common shareholder for the three months ended March 31, 2013, is expected to be lower than the net loss available to ING U.S., Inc.’s common shareholder for the three months ended March 31, 2012, primarily due to the lower expected losses on the Closed Block Variable Annuity business discussed above, partially offset by a smaller gain on net guaranteed benefit hedging gains (losses). This smaller gain is primarily due to the reduction in expected future guaranteed interest rates in certain Stabilizer contracts in our Retirement segment, which resulted in an embedded derivative gain in the three months ended March 31, 2012.

The estimates of consolidated financial information as of and for the three months ended March 31, 2013, presented above are preliminary and subject to completion of our financial closing procedures. Our independent registered public accounting firm has not audited, reviewed or performed any procedures, and does not express an opinion or any other form of assurance, with respect to this financial information. This summary is not a comprehensive statement of our financial results for this period, and our actual results may differ materially from these estimates due to the completion of our financial closing procedures, final adjustments and other developments, including subsequent events, if any, that may arise between now and the time that the consolidated financial statements for this period are issued. This summary is qualified by, and should be read together with, “Management’s Discussion and Analysis of Results of Operations and Financial Condition” and our consolidated financial statements and the related notes included in this prospectus.